UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                          Three-year period ending 2007

                     FORM U-12(I)-B (THREE-YEAR STATEMENT)

                STATEMENT PURSUANT TO SECTION 12(I) OF THE PUBLIC
                 UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED
                   HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
                   WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
                       EXPENSES AS SPECIFIED IN RULE 71(b)

1.    Name and business address of person filing statement:

DAVID B. HERTZOG
VICE PRESIDENT AND GENERAL COUNSEL
ALLEGHENY ENERGY, INC.
800 CABIN HILL DRIVE
GREENSBURG, PA 15601

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule 71:

PAUL J. EVANSON, PRESIDENT AND CHIEF EXECUTIVE OFFICER
JEFFREY D. SERKES, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER DAVID B. HERTZOG, VICE PRESIDENT AND GENERAL COUNSEL
DAVID C. BENSON, VICE PRESIDENT
JOSEPH H. RICHARDSON, VICE PRESIDENT
THOMAS R. GARDNER, VICE PRESIDENT AND CONTROLLER
SUZANNE C. LEWIS, VICE PRESIDENT AND TREASURER
TERENCE A. BURKE, DEPUTY GENERAL COUNSEL
DAVID T. FISFIS, DEPUTY GENERAL COUNSEL
GAYLE M. HYMAN, DEPUTY GENERAL COUNSEL

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3.    Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

ALLEGHENY ENERGY, INC., A REGISTERED HOLDING COMPANY, AND
CERTAIN OF ITS SUBSIDIARY COMPANIES, INCLUDING ALLEGHENY
ENERGY SUPPLY COMPANY, LLC, ALSO A REGISTERED HOLDING COMPANY

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship:

VICE PRESIDENT AND GENERAL COUNSEL OF ALLEGHENY ENERGY, INC. and VICE PRESIDENT OF CERTAIN OF ITS SUBSIDIARY COMPANIES, INCLUDING ALLEGHENY ENERGY SUPPLY COMPANY, LLC.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3.

                        Salary or other compensations
                       Received          to be              Person or company
         Name of                         received          from whom received
         Recipient       (a)              (b)               or to be received

          The requested information is provided supplementally on Confidential
          Schedule 1.

      (b) Basis for compensation if other than salary.

          The requested information is provided supplementally on Confidential
          Schedule 1.



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6.    (To be answered in supplementary statement only. See instructions.)
   Expenses incurred by the undersigned, or any person named in Item 2 above, during the calendar year in connection with the activities described in Item 4 above, and the source or sources of reimbursement for same.

      (a)  Total amount of routine expenses
           charged to client: $____________

           The requested information is not available.



      (b) Itemized list of all other expenses:

          The requested information is not available.


Dated: June 9, 2004                  Signature:  /s/ David B. Hertzog
                                                 --------------------
                                          Name:  David B. Hertzog
                                         Title:  Vice President and
                                                 General Counsel